SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement:  01 March 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares made on 02 February, 2010
Enclosure 2	Director/PDMR Shareholding made on 09 February, 2010
Enclosure 3	Additional directorship appointment made on 10 February, 2010
Enclosure 4	Transaction in Own Shares made on 10 February, 2010
Enclosure 5	Director/PDMR Shareholding made on 10 February, 2010
Enclosure 6	BT & TRUSTEE AGREEMENT ON TRIENNIAL FUNDING made on 11 February, 2010
Enclosure 7	Director/PDMR Shareholding made on 12 February, 2010
Enclosure 8	Director/PDMR Shareholding made on 15 February, 2010
Enclosure 9	Director/PDMR Shareholding made on 16 February, 2010
Enclosure 10	Holding(s) in Company made on 17 February, 2010
Enclosure 11	Transaction in Own Shares made on 17 February, 2010
Enclosure 12	Transaction in Own Shares made on 24 February, 2010
Enclosure 13	Total Voting Rights made on 26 February, 2010

Enclosure 1

Tuesday 2 February 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 16,974 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,720,986 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,506,043.

The above figure (7,752,506,043) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
IAN LIVINGSTON
HANIF LALANI
GAVIN PATTERSON
AL-NOOR RAMJI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction
REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:

SIR MICHAEL RAKE - 50 SHARES
IAN LIVINGSTON - 87 SHARES
HANIF LALANI - 156 SHARES

GAVIN PATTERSON - 98 SHARES
AL-NOOR RAMJI - 4 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

132.11 pence
14. Date and place of transaction
08 FEBRUARY 2010 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: 108,362 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

IAN LIVINGSTON

PERSONAL HOLDING: 1,084,513 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN 2007: 139,857 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 223,031 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 269,625 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 386,483 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 1,408,601 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 2,002,177 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

HANIF LALANI

PERSONAL HOLDING: 268,690 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007: 122,540 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 155,326 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 253,974 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 807,874 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 1,148,306 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 195,889 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 409,181 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007: 57,915 SHARES
BT GROUP DEFERRED BONUS PLAN 2008: 91,014 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 95,162 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 125,976 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 690,489 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 981,458 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 11,198 SHARES.

AL-NOOR RAMJI

PERSONAL HOLDING: 428,862 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007: 68,123
BT GROUP DEFERRED BONUS PLAN 2008: 111,194
BT GROUP DEFERRED BONUS PLAN 2009: 51,047

BT GROUP INCENTIVE SHARE PLAN 2007: 276,056
BT GROUP INCENTIVE SHARE PLAN 2008: 232,003
BT GROUP INCENTIVE SHARE PLAN 2009: 329,770

BT GROUP RETENTION SHARE PLAN 2007: 147,229 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 23,090 SHARES.

16. Date issuer informed of transaction

08 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information
BT Group plc confirms that, although all the notifications of transactions of the person discharging managerial responsibilities/director SIR MICHAEL RAKE have been correctly notified, the total holding prior to this notification needs to be restated as 108,312 and not 110,912
24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

09 FEBRUARY 2010

END

Enclosure 3

BT GROUP plc                                                                                      10 February 2010

Notification under Listing Rule 9.6.14

Details of an additional directorship appointment by a current director

1.  Clay Brendish is a Non-Executive Director of BT Group plc.

2.  With effect from 1 May 2010, Clay Brendish will succeed Sir Anthony Cleaver as Non-Executive Chairman of SThree plc.

Contact for queries:

Name:            Anna Watch

Address:       pp A9C, BT Centre, 81 Newgate Street, London EC1A 7AJ

Date of Notification:          10 February 2010

Enclosure 4

Wednesday 10 February 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 9,298 ordinary shares at a minimum price of 61 pence per share and a maximum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,711,688 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,515,341.

The above figure (7,752,515,341) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 5,737 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

131.11 pence
14. Date and place of transaction

09 FEB RUARY 2010 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING: 334,820 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  48,488 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  148,267 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  85,327 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  300,471 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  276,194 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  458,014 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 150,233 SHARES

16. Date issuer informed of transaction

10 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT  - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

10 FEBRUARY 2010

END

Enclosure 6

February 11, 2010

BT AND TRUSTEE ANNOUNCE AGREEMENT ON THE TRIENNIAL FUNDING VALUATION OF THE BT PENSION SCHEME AS AT 31 DECEMBER 2008

BT and the Trustee of the BT Pension Scheme (BTPS) today announced their agreement on the triennial actuarial funding valuation and recovery plan.  This valuation and recovery plan will now be submitted by the Trustee to the Pensions Regulator for their formal review.  The Pensions Regulator has been kept fully informed as discussions have developed, but has not yet had the opportunity to review the full detail of the agreement announced today.  However, the Pensions Regulator's initial view is that they have substantial concerns with certain features of the agreement.  BT and the Trustee will continue to work with the Pensions Regulator to help them complete their detailed review.

Under this funding valuation basis, the Trustee used the same methodology as the previous funding valuation in 2005, and the deficit as at 31 December 2008 was £9.0bn. The valuation has been performed in accordance with the requirements of the Pensions Act 2004.  All the Trustee's advisers supported the process carried out by the Trustee and its outcome.  These advisers include Towers Watson as Scheme Actuary and adviser on longevity, investment returns and discount rates;  Penfida Partners in respect of their reviews of covenant and affordability;  telecom specialists in respect of BT's long term strategic position in its core fixed line business; and Lovells in respect of legal advice and the framework underpinning the process.

As previously announced, BT will make deficit payments of £525m per annum for the first three years of the 17 year recovery plan, the first payment of which was made in December 2009.  The payment in the fourth year will be £583m, then increasing at 3% per annum.  The payments in years four to 17 are equivalent to £533m per annum in real terms.

If the valuation had used a "median estimate" approach, BT estimate that the deficit would have been c.£3bn.  The "median estimate" approach reflects how investments might on average be expected to perform over time and the expected impact of the pensions review changes implemented on 1 April 2009.  This implies the funding valuation includes a margin for prudence of c.£6bn or 15% of the scheme liabilities.  The valuation assumes future improvements in life expectancy have increased by about two years compared with the 2005 valuation.

The regular joint employer/employee contributions reduce to 13.6% principally as a result of the pensions review changes that were implemented on 1 April 2009.

The value of the scheme's assets have increased by c.10% from £31bn at 31 December 2008 to c.£34bn at 31 December 2009.

Other features of the legal agreements with the Trustee providing support to the scheme are:

•   In the event that cumulative shareholder distributions exceed cumulative total pension contributions over the three year period to 31 December 2011, then BT will make additional matching contributions to the scheme.  Total pension contributions (including regular contributions) are expected to be c.£2.4bn over the three years.

•   In the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any 12 month period to 31 December 2011 then BT will make additional contributions to the scheme equal to one third of those net cash proceeds.

•   A negative pledge that provides comfort to the scheme that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold.

Ian Livingston, BT Chief Executive, said: "I am pleased that we now have an agreement in place with the Trustee.  This is a prudent valuation and a recovery plan which re-affirms BT's commitment to meeting its pension obligations.  The operational improvements we are making in the business are generating sufficient cash flow to support the pension scheme whilst allowing us to pay dividends, invest in the business and reduce debt.  The scheme is well-managed and asset values have grown strongly since the valuation date.  We will continue to work with the Pensions Regulator during their detailed formal review."

Rod Kent, Chairman of BTPS Trustee, said: "The Trustee is pleased we completed this agreement before the 31 March 2010 statutory deadline.  This agreement secures significant additional support to the benefit of scheme members, underpinned by a strong sponsor.  The valuation was performed at a time of particularly difficult conditions in the global financial markets.  In arriving at this agreement the Trustee has spent exhaustive effort over the last 18 months in detailed analysis supported by leading independent expert advisers."

Notes to Editors:

1.   The BT Pension Scheme (BTPS) is a defined benefit (DB) scheme and was closed to new members on 1 April 2001.

2.   There is no impact from this agreement on BT's IAS 19 accounting charge for 2009/10.

3.   The Pensions Regulator will conduct the review in accordance with the Pensions Act 2004.  There are no specified time limits for completion of this review.  The Pensions Regulator does not formally approve the valuation and funding arrangements.  In the event of the Pensions Regulator disapproving of the arrangements it is referred to an independent Determination Panel.  Appeals from this go to the Pensions Regulator Tribunal and then the Court of Appeal.

4.   The existence of the Crown Guarantee, given to BT on privatisation in relation to pension liabilities for those joining BTPS before 6 August 1984, has not been taken into account in determining the valuation results.

5.   The previous triennial funding valuation as at 31 December 2005 showed a funding deficit of £3.4bn and BT paid deficit payments, under a 10 year recovery plan, equivalent to £280m per annum over the three years to 31 December 2008.

6.   Assumptions used in the 31 December 2008 funding valuation:

a.   Discount rate used is equivalent to an overall real rate of 2.5% pa (2005: 2.2% pa).  This is made up of a pre retirement rate of 3.65% pa (2005: 3.06% pa) and post retirement rate of 2.15% pa (2005: 1.79% pa).  The rates reflect the prudent view of returns on the expected asset portfolio and reflect the de-risking of the investment strategy as the scheme matures.

b.   Price inflation is assumed to increase to 3.0% pa in the long term.

c.   Pay / pension increases are assumed to increase in line with price inflation.

d.   Mortality assumptions are based on a detailed review of scheme experience and an allowance for future improvements.  Compared with the 31 December 2005 valuation this represents on average an extra 2 years of life expectancy and can be summarised as:

§average life expectancy after retirement at 60 years:
       Males in lower pay bracket - 24.8 years
       Males in higher pay bracket - 27.1 years

Females - 27.7 years

•     future improvement every 10 years of about 1 year

7.   The recovery plan includes an allowance for investment outperformance of 0.5% in the first year and reducing uniformly to 0.3% over the recovery plan.

8.   The next funding valuation will be performed no later than as at 31 December 2011.

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JEFFREY KELLY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

JEFFREY KELLY

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GOLDMAN SACHS PRIVATE WEALTH MANAGEMENT

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5000 AMERICAN DEPOSITARY SHARES (BEING 50,000 ORDINARY SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

$19.04 PER PURCHASE OF AMERICAN DEPOSTARY SHARE

14. Date and place of transaction

12 FEBRUARY 2010, NEW YORK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,255 AMERICAN DEPOSITARY SHARES (222,550 ORDINARY SHARES)

16. Date issuer informed of transaction
12 FEBRUARY 2010, LONDON

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

17,255 AMERICAN DEPOSITARY SHARES MADE AS PERSONAL INVESTMENT PRIOR TO JOINING BT

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

12 FEBRUARY 2010, LONDON

END

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
CLAY BRENDISH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

CLAY BRENDISH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
THE PURCHASE OF 5,000 ORDINARY SHARES BY CLAY BRENDISH
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BANK OF NEW YORK

8 State the nature of the transaction
SHARE PURCHASE
9. Number of shares, debentures or financial instruments relating to shares acquired
5,000 ORDINARY SHARES
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

123.3 pence per share
14. Date and place of transaction
15 FEBRUARY 2010 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLAY BRENDISH

PERSONAL HOLDING: SHARES -  41,920

16. Date issuer informed of transactions

15 FEBRUARY 2010
if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
18. Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
22. Total number of shares or debentures over which options held following notification
23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

15 FEBRUARY 2010

END

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON
SALLY DAVIS
ROEL LOUWHOFF
GAVIN PATTERSON
AL-NOOR RAMJI
TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction
AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.
9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN 2007:   2,455 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  3,915 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  4,733 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:   6,785 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 24,731 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 35,152 SHARES

SALLY DAVIS

BT GROUP DEFERRED BONUS PLAN 2007:  1,197 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  1,835 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  1,270 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 1,395 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 3,879 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 5,514 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2007:     851 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  2,603 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  1,498 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 5,275 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 4,849 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 8,041 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 2,637 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2007:  1,016 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  1,597 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  1,670 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  2,211 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 12,123 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 17,231 SHARES

AL-NOOR RAMJI

BT GROUP DEFERRED BONUS PLAN 2007:  1,196 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  1,952 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:     896 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007: 4,846 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 4,073 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 5,789 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 2,584 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2007:    662 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:    920 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 1,061 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  1,635 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  2,570 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 16,370 SHARES

BT GROUP RETENTION SHARE PLAN 2008: 1,730 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.3100 pence
14. Date and place of transaction
11 February 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 1,084,513 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  142,312 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  226,946 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  274,358 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:     393,268 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  1,433,332 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  2,037,329 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

SALLY DAVIS

PERSONAL HOLDING: 232,492 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:    69,394 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  106,381 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    73,630 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:    80,896 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  224,834 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  319,580 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11,198 SHARES.

ROEL LOUWHOFF

PERSONAL HOLDING:   334,820 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:    49,339 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  150,870 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    86,825 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  305,746 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  281,043 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  466,055 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 152,870 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 409,181 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  58,931 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  92,611 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  96,832 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  128,187 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  702,612 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  998,689 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 11,198 SHARES

AL-NOOR RAMJI

PERSONAL HOLDING: 428,862 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:    69,319 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  113,146 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:    51,943 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:  280,902 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008:  236,076 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009:  335,559 SHARES

BT GROUP RETENTION SHARE PLAN 2007: 149,813 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 23,090 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 146,529 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2007:  38,422 SHARES
BT GROUP DEFERRED BONUS PLAN 2008:  53,357 SHARES
BT GROUP DEFERRED BONUS PLAN 2009:  61,529 SHARES

BT GROUP INCENTIVE SHARE PLAN 2007:   94,811 SHARES
BT GROUP INCENTIVE SHARE PLAN 2008: 148,951 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 948,755 SHARES

BT GROUP RETENTION SHARE PLAN 2008: 100,312 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

16. Date issuer informed of transaction

15 FEBRUARY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

16 FEBRUARY 2010

END

Enclosure 10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BT GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	INVESCO LIMITED
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	12 FEBRUARY 2010
6. Date on which issuer notified:	15 FEBRUARY 2010
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY 5P SHARES	393,580,195	393,580,195			780,354,826		10.06%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
780,354,826	10.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

ABN Amro Bank - 932,805

Brown Brothers Harriman, New Jersey - 1,741,657

Bank of Ireland, Dublin - 2,709,631

Bank of New York - 642,833,096

Banque Paribas - 2,063,645

Banque Paribas, Frankfurt - 655,900

Boston Safe Deposit - 630,505

Credit Agricole Indosuez, Luxembourg -124,269

Chase Bank Hong Kong - 852,637

JP Morgan Chase - 12,709,414

Chase, Frankfurt - 1,272,633

Citibank, Luxembourg - 1,954,337

Citibank, New York -  40,232

Citibank - 429,434

Credit Agricole Indosuez - 463,929

SG Private Banking - 742,161

EKK EG Kasal -11,262

Erste Group Bank, Vienna - 413,615

HSBC Bank plc, London - 9,692,198

Japan Trustee Services Bank - 21,280

Mellon Bank, Pittsburgh - 3,884,813

B.Metzler seel.Sohn & Co.KG, Frankfurt - 56,439

Morgan Stanley, London - 95,259

National Custody Services - 462,415

State Street, Sydney - 20,000

State Street Trust & Banking Co, Boston - 668,502

State Street Trust & Banking Co, Hong Kong - 578,044

State Street Trust & Banking Co, London - 86,419,519

Trust & Custody Services - 147,608

Northern Trust Company, London - 7,024,773

Vorarlberger Landes-und Hypothekenbk Akti - 2,019

Invesco PowerShares Capital Management LLC Limited - (ADS ratio 10:1) - 218,680

Invesco PowerShares Capital Management LLC Limited - 337,019

Invesco PowerShares Capital Management Ireland Ltd. - 86,714

Invesco Advisers Inc. - 38,382

Proxy Voting:
10. Name of the proxy holder:

Enclosure 11

Wednesday 17 February 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 12,541 ordinary shares at a price of 146 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,699,147 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,527,882.

The above figure (7,752,527,882) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Wednesday 24 February 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,581 ordinary shares at a price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,696,566 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,530,463.

The above figure (7,752,530,463) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Friday 26 February 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 26 February 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 398,696,566 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,752,530,463.

The above figure (7,752,530,463) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 March 2010